                                                                 Exhibit 12

                       ENRON CORP. AND SUBSIDIARIES
                    COMPUTATION OF RATIO OF EARNINGS TO
                               FIXED CHARGES
                           (Dollars in Millions)
                                (Unaudited)


                                     Six Months
                                        Ended            Year Ended December 31,
                                       6/30/00   1999     1998    1997    1996      1995

Earnings available for fixed charges
 Net income                            $  627   $1,024   $  703   $105   $  584   $  520
 Less:
   Undistributed earnings and
    losses of less than 50% owned
    affiliates                            (27)     (12)     (44)   (89)    (39)      (14)
   Capitalized interest of
    nonregulated companies                (29)     (61)     (66)   (16)    (10)       (8)
 Add:
   Fixed charges(1)                       529      948      809    674     454       436
   Minority interests                      74      135       77     80      75        27
   Income tax expense                     163      137      204    (65)    297       310
     Total                             $1,337   $2,171   $1,683   $689  $1,361    $1,271

Fixed Charges
 Interest expense(1)                   $  508   $  900   $  760   $624  $  404    $  386
 Rental expense representative
  of interest factor                       21       48       49     50      50        50
     Total                             $  529   $  948   $  809   $674  $  454    $  436

Ratio of earnings to fixed charges       2.53     2.29     2.08   1.02    3.00      2.92

(1) Amounts exclude costs incurred on sales of accounts receivables.
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